Exhibit 99.1

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,	March 31,	September 30,	March 31,
	2018	2018	2017	2017

ASSETS
Current assets
Cash and cash equivalents	$1,735,037	$3,937,490	$8,546,582	$3,222,361
Trade accounts receivable, net	2,761,771	1,610,865	1,855,393	673,678
Inventory, net	-	-	-	-
Other receivables and prepayments	922,748	1,233,425	308,980	90,413
Related party receivables	368,502	266,959	40,180	67,145
Short-term investments	6,920,070	4,744,328	1,997,792	-
Deferred tax asset	-	-	-	-
Total current assets	12,708,128	11,793,067	12,748,927	4,053,597
Non-current assets
Investment	75,547	75,547	75,105	72,563
Property, plant and equipment, net	1,026,484	1,060,376	18,643	32,824
Intangible assets, net	1,154	1,369	711	812
Other assets	75,523	87,339	22,310	52,739
TOTAL ASSETS	13,886,836	13,017,698	12,865,696	4,212,535

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	35,750	52,955	35,203	63,483
Taxes payable	1,801,995	1,670,273	1,196,752	830,605
Accrued liabilities and other current liabilities	351,512	236,277	188,954	253,913
Related party payable	193,232	64,698	64,436	42,960
Total current liabilities	2,382,489	2,024,203	1,485,345	1,190,961
TOTAL LIABILITIES	2,382,489	2,024,203	1,485,345	1,190,961

COMMITMENTS & CONTINGENCIES	-	-	-	-

EQUITY
Dragon Victory Stockholders' Equity
Ordinary Shares, $0.0001 par value, 500,000,000 shares authorized; 11,421,393 shares issued and outstanding, respectively	1,142	1,142	1,142	1,000
Additional paid-in capital	8,929,968	8,929,968	8,924,380	1,053,607
Statutory reserves	433,479	433,479	65,331	65,331
Retained earnings	2,604,888	1,876,236	2,443,103	2,051,252
Accumulated other comprehensive income	(190,072)	(168,540)	(53,605)	(149,616)
Total Dragon Victory stockholders’ equity	11,779,405	11,072,285	11,380,351	3,021,574
Noncontrolling interest	(275,058)	(78,790)	-	-
TOTAL EQUITY	11,504,347	10,993,495	11,380,351	3,021,574
TOTAL LIABILITIES AND STOCHOLDERS' EQUITY	$13,886,836	$13,017,698	$12,865,696	$4,212,535

See Accompanying Notes to the Financial Statements

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended
	September 30,	September 30,
	2018	2017

Revenues	$2,336,132	$1,885,736

Operating expenses
Selling, general and administrative expenses	2,018,154	1,314,943
Total Operating expenses	2,018,154	1,314,943

Income (Loss) from operation	317,978	570,793

Other income (expenses):
Gain on sale of investments	-	-
Impairment on investments	-	-
Shared loss from equity method investments	-	-
Other income	14,157	-
Other expenses	(9,818)	(580)
Interest income	338,570	50,692
Interest expense	(1,240)	-
Total other income (expenses)	341,669	50,112

Income (loss) before tax	659,647	620,905
Income tax	-	(229,057)
Net income (loss) including noncontrolling interest	659,647	391,848

Less: Net income (loss) attributable to noncontrolling interest	(69,005)	-

Net income attributable to Dragon Victory	$728,652	$391,848

Net income including noncontrolling interest	$659,647	$391,848
Other comprehensive income (loss):
Foreign currency translation loss	(148,792)	96,011
Comprehensive income (loss) including noncontrolling interest	$510,855	$487,859
Less: Comprehensive (income) loss attributable to noncontrolling interest	$(196,268)	$-
Comprehensive income (loss) attributable to Dragon Victory	$707,122	$487,861

Earnings per share attributable to Dragon Victory common stockholders
Basic	$0.06	$0.04
Diluted	$0.06	$0.04

Weighted average shares outstanding-Dragon Victory
Basic	11,421,394	10,124,275
Diluted	11,421,394	10,124,275

See Accompanying Notes to the Financial Statements

DRAGON VICTORY INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	September 30,	September 30,
	2018	2017
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net income (loss) including noncontrolling interest	$675,024	$377,726
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	45,689	18,691
Bad debt expense	-	-
Gain on sale of investments	-	-
Impairment on investments	-	-
Loss from equity method investments	-	-
Changes in assets and liabilities	-	-
Increase in inventory	-	-
Increase in accounts receivables	(1,170,646)	(1,148,224)
Increase in other receivables and prepayments	300,661	(203,156)
Decrease (Increase) in related party receivables	(103,284)	30,262
Increase in other current assets	-	-
(Increase)/decrease in deferred tax asset	-	-
Decrease in other assets	12,019	(26,588)
Increase/(Decrease) in accounts payables	(17,503)	-
Increase in taxes payable	133,980	331,582
Increase/(Decrease) in accrued liabilities and other current liabilities	132,503	(59,537)
INTERCO-Receivables from/Payables to Parent/Subsidiary	-	-
Net cash (used in)/provided by operating activities	8,443	(679,244)

Cash flows from investing activities
Investment in affiliated entities	-	-
Acquisitions of investments	(2,213,062)	(1,965,362)
Increase in related party receivables	-	(1,424)
Purchase of equipment and improvements	(10,519)	(3,483)
Decrease in rent and utility deposits	-	31,753
Purchase of intangible assets	(479)	-
INTERCO-Investment from/(into) Parent/Subsidiary	-	-
Net cash (used in)/provided by investing activities	(2,224,060)	(1,938,516)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	-	7,731,271
Capital contribution from owners	892,167	139,644
Proceeds from capital lease	-	-
Repayment of capital lease	-	-
Increase in related party payable	128,727	20,001
INTERCO-Proceeds from registered capital/shares issuance	-
Net cash provided by/(used in) financing activities	1,020,894	7,890,916

Net Increase/(decrease) of Cash and Cash Equivalents	(1,194,723)	5,273,156
Effect of foreign currency translation on cash and cash equivalents	(1,007,730)	51,065
Cash and cash equivalents–beginning of year	3,937,490	3,222,361
Cash and cash equivalents–end of year	$1,735,037	$8,546,582

Supplemental cash flow disclosures
Interest received	$-	$49,583
Interest paid	$-	$11,477
Income taxes paid	$285,749	$-

See Accompanying Notes to the Financial Statements

3